UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM SD
_________________________
 Specialized Disclosure Report
 _________________________
PERSPECTA INC.
(Exact name of registrant as specified in its charter)
_________________________

Nevada	001-38395	82-3141520
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15052 Conference Center Drive, Chantilly, Virginia 20151
(Address of principal executive offices) (Zip Code)

James L. Gallagher, General Counsel and Secretary, (571) 313-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01 Conflict Minerals Disclosure And Report.
Conflict Minerals Disclosure
The Conflict Minerals Report filed for the calendar year ended December 31, 2019 is publicly available at https://investors.perspecta.com/.

Item 1.02 Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Item 2.01. Exhibits.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PERSPECTA INC.

Dated:	May 26, 2020	By:	/s/ James L. Gallagher
		Name:	James L. Gallagher
		Title:	General Counsel and Secretary

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